GILMORE & BELL

816-221-1000	A PROFESSIONAL CORPORATION	ST. LOUIS, MISSOURI
FAX: 816-221-1018	ATTORNEYS AT LAW	WICHITA, KANSAS
WWW.GILMOREBELL.COM	2405 GRAND BOULEVARD, SUITE 1100	LINCOLN, NEBRASKA
KANSAS CITY, MISSOURI 64108-2521

June 14, 2006

VIA EDGAR

Daniel Lee, Esq.
Division of Corporation Finance
Room 4561
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	EPIQ Systems, Inc.
Registration Statement on Form S-3 filed April 13, 2006
File No. 333-133296

Form 10-K for the year ended December 31, 2005
Definitive Proxy Statement on Schedule 14A filed April 28, 2006
Form 10-Q for the quarter ended March 31, 2006
Form 8-K/A filed on January 30, 2006
Form 8-K filed on February 21, 2006
File No. 0-22081

Dear Mr. Lee:

This letter is submitted on behalf of EPIQ Systems, Inc. in response to the comment letter from Barbara C. Jacobs, Assistant Director, dated May 10, 2006, with respect to the above-referenced Registration Statement and the above-referenced reports filed by EPIQ Systems under the Exchange Act. The Company is filing this day via EDGAR Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which has been marked to show changes from the original filing. We have enclosed a courtesy copy of Amendment No. 1, marked for changes, to facilitate your review.

We have also enclosed supplementally a draft Form 10-K/A, Amendment No. 1 (the “Amended 10-K”), which is the proposed Form 10-K/A, marked to show changes in response to certain comments discussed below. The Company proposes to file the Amended 10-K when it has been notified by you that the Staff has no additional comments relating to the Form 10-K. At that time, the Company will file the final Amended Form 10-K.

Daniel Lee, Esq.
June 14, 2006

Additionally, we also are submitting on behalf of EPIQ Systems certain supplemental information as noted in the responses below. For ease of reference, each comment has been included followed by the Company response to the comment.

Registration Statement on Form S-3

Prospectus Summary, page 1

1.                  Comment:  Please briefly discuss the significance of each operating segment to your overall business.

Company Response:  The disclosure on page 1 of Amendment No. 1 (and the corresponding discussion on page 2 of the Amended 10-K) has been revised in response to the Staff’s Comment.

Risk Factors

2.                  Comment:  We note that the owned property serving as your corporate offices serves as collateral under your credit facility per your disclosure on page 15 of your Form 10-K. Please include a risk factor discussing this security arrangement.

Company Response:  Although the Company’s corporate office building is a part of the collateral securing its senior bank indebtedness, when preparing the Form 10-K, the Company did not believe that fact created a particular risk for the Company. The corporate office building is a warehouse/office building, with much of the former warehouse space built out to accommodate office space for the Company. It is not unique space, and there is an oversupply of office space in the Kansas City market at this time (and has been for several years). Accordingly, the Company does not believe that a loss of this office space due to foreclosure on the mortgage creates a material risk to it.

As discussed further below in response to Comment 18, the Company maintains three significant offices in Kansas City, New York and Oregon, and much smaller offices in other cities, such as Chicago, Washington, DC, Los Angeles, Miami, Philadelphia and London. The loss of any of the three larger offices due to natural catastrophe, foreclosure on the Kansas City corporate office, or otherwise would be disruptive but, in the Company’s judgment, does not create a material risk for it.

Risks Related to Our Business

A significant reduction in the amount of Chapter 7 liquidated asset proceeds…, page 3

3.                  Comment:  Please quantify the extent to which your revenue is derived from bankruptcy deposit-based fees as well as the fluctuation of such fees in prior periods, if any.

Company Response:  As discussed below in response to Comment 4, bankruptcy deposit-based fees are the largest component of Chapter 7 bankruptcy revenues for the Company. Historically, these fees were of greater significance to the Company; however, because the Company’s business has significantly expanded, the importance of these fees, while still significant, has

Daniel Lee, Esq.
June 14, 2006

diminished. In view of Staff’s Comment and Comment 4, the Company has deleted this risk factor and expanded the risk factor discussed in Comment 4 below to emphasize the primary risk relative to this relationship, and avoid confusion related to bankruptcy deposit-based revenue, which is the primary, but not exclusive, component of Chapter 7 revenue. The disclosure in that risk factor on page 3 of Amendment No. 1 (and the corresponding discussion on page 8 of the Amended 10-K) has been revised in response to the Staff’s Comment.

Substantially all of our Chapter 7 revenues are collected…, page 3

4.                  Comment:  Please clarify whether your Chapter 7 revenues are the same as the bankruptcy deposit-based fees you discuss in your previous risk factor. Please quantify the extent to which your Chapter 7 revenues are derived from Bank of America and the portion such revenue contributes to your total revenue. Further, as Bank of America represents over 10 percent of your revenue per your disclosure in Note 9 to your consolidated financial statements for the year ended December 31, 2005, it appears that your agreement with Bank of America constitutes a material agreement that should be filed as an exhibit. We are unable to locate this agreement in your periodic reports. Please see Item 601(b)(10)(ii)(B) of Regulation S-K. Please advise. Please also advise us as to your consideration of whether a filing of Form 8-K pursuant to Item 1.01 was necessary to disclose the indefinite extension of the non-exclusive arrangement with Bank of America.

Company Response:  Bankruptcy deposit-based fees are the primary, but not exclusive, component of Chapter 7 revenue. During 2005, 20.7% of total revenue was derived from Bank of America. The disclosure on page 3 of Amendment No. 1 (and the corresponding discussion on pages 8-9 of the Amended 10-K) has been revised in response to the Staff’s Comment.

The Company has not filed an agreement related to the Bank of America marketing arrangement because there is not a single document or contract that constitutes the Company’s arrangement with the bank. The Company has had a continually evolving arrangement with Bank of America since 1993. As described in the Registration Statement and Form 10-K, the application of Chapter 7 bankruptcy regulations has the practical effect of discouraging bankruptcy trustees (i.e., the Company’s customers) from incurring direct administrative costs for computer system expenses. As a result, consistent with industry practices, the Company provides its Chapter 7 software and related services to bankruptcy trustee customers at no direct charge to the bankruptcy trustee, and the trustee customers agree to maintain deposit accounts for cases under their administration with one of the depository banks with which the Company has established a marketing relationship, of which Bank of America is one of several such depository banks. In the marketing relationships, the Company provides the bankruptcy trustee with a limited amount of computer hardware, case management software and related services, and the depository banks provide banking services to the bankruptcy trustee. Further, the depository bank acts as a financial conduit through which the Company derives revenue from each trustee customer relationship, primarily through deposit-based arrangements.

The Company’s relationship with Bank of America has evolved significantly since 1993 and has changed repeatedly during the past 13 years in response to a wide range of customer needs and market forces. The Company has a wide range of letters, letter agreements, purchase orders,

Daniel Lee, Esq.
June 14, 2006

emails, oral understandings and courses of dealing with Bank of America, all of which collectively constitute the Company’s arrangement with Bank of America. No single letter, agreement, or document sets forth the full scope of the arrangement with Bank of America. Even if there were a single document or a small set of related documents that constitute the “agreement” with Bank of America, the Company believes that any such “agreement” would not constitute a material agreement required to be filed as an exhibit to the Company’s periodic reports pursuant to Item 601(b)(10(ii)(B) of Regulation S-K. That Item does not, according to its terms, require a registrant to file a contract that is otherwise material that is “made in the ordinary course of business.”  The longstanding relationship with Bank of America and the various letters, letter agreements, purchase orders, emails, oral understandings and courses of dealing with Bank of America over the past 13 years are part of the ordinary course of business of the Company. Accordingly, the Company has concluded that the various documents evidencing its longstanding relationship with Bank of America are not required to be filed as an exhibit to the Form 10-K (or prior periodic reports). Similarly, the Company concluded that the letter agreement in February 2006 that extended this arrangement indefinitely was not required to be filed as an exhibit to the Form 10-K because the Company believes that indefinite extension was agreed to by the Company in the ordinary course of its business.

Moreover, the Company did not view the February 2006 indefinite extension of the Bank of America arrangement as a material amendment to a material contract for purposes of Item 1.01 of Form 8-K because of the longstanding and ongoing nature of the relationship. Accordingly, while the Company and Bank of America refined the process by which either could terminate the arrangement over a three-year period, the Company viewed that February 2006 letter as merely the documentation of the process for winding down that arrangement if a termination ever occurs. Accordingly, the Company did not view the February 2006 indefinite extension of that arrangement as a material amendment to a material contract. The Company has no reason to believe that its marketing arrangement with Bank of America will terminate any time in the foreseeable future.

Bankruptcy reform legislation could alter the market for our products and services…, page 4

5.                  Comment:  Please update your risk factor to discuss any actual impact, if any, experienced by your business since the effectiveness of the Bankruptcy Abuse Prevention and Consumer Protection Act of 2005. We note that several months have elapsed since the act became effective.

Company Response:  The risk factor has been updated on page 4 of Amendment No. 1 (and the corresponding risk factor on page 9 of the Amended 10-K) to discuss the impact of the 2005 bankruptcy reform law. The Company had not made statements in this risk factor in its Form 10-K or in this prospectus as to the minimal impact, to date, of the bankruptcy reform legislation due to the requirement that risk factors not include mitigating language. In fact, the Company has had little or no adverse impact from this legislation, but there is a risk that, in the long-term, it could have a more meaningful adverse impact on its business.

Daniel Lee, Esq.
June 14, 2006

We rely on third-party hardware and software that may be difficult to replace…, page 8

6.                  Comment:  Please provide additional disclosure regarding any licensed software that is material to your business and indicate in such disclosure the material terms of any such licenses. In this regard, we would expect to see information regarding the term of such license, the license fee and any other material terms of the license agreement. Additionally, such license agreements may need to be filed as exhibits to the registration statement. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

Company Response:  While the Company does incorporate some third-party licensed software into its various internally developed technology solutions, no individual third-party licensed software is significant to any of its individual technology solutions. Additionally, the expense of each of the various third-party licensed software is an immaterial cost for the Company.  While each third-party licensed software may not be significant to the various Company technology solutions and there is not a material financial cost to the Company for the various software licenses, an error or failure of the Company’s services caused by errors or defects in the various third-party licensed software could be harmful to its business. For that reason, the risk factor has been included. The disclosure on page 8 of Amendment No. 1 (and the corresponding risk factor on page 14 of the Amended 10-K) has been revised to clarify the risk.

Our articles of incorporation contain a provision…, page 12

7.                  Comment:  Please briefly elaborate on the provisions of your articles of incorporation that may make it more difficult for a third party to acquire you.

Company Response:  The disclosure on page 12 of Amendment No. 1 (and the corresponding risk factor on page 17 of the Amended 10-K) has been revised in response to the Staff’s Comment.

Selling Shareholders, page 13

8.                  Comment:  You indicate that Wells Fargo, as escrow agent for 245,700 shares issued to Ajuta, has the right to sell or dispose of all or a portion of such shares in accordance with the escrow agreement. Please clarify whether you are also registering shares under this registration statement on behalf of Wells Fargo as a selling shareholder. Please further discuss the material terms of the escrow agreement including the circumstances upon which Wells Fargo may sell the shares. It does not appear that you have previously filed the escrow agreement. The filing of the escrow agreement appears necessary pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. Please file such agreement or advise us otherwise.

Company Response:  The Company issued 1,228,501 shares of common stock as part of the nMatrix acquisition, all of which are included in the Registration Statement. Ajuta is the registered holder of 982,801 shares, and Wells Fargo, as escrow agent, is the registered holder of 245,700 shares, all of which are included in the Registration Statement. The disclosure on pages 13-14 of the Amendment No. 1 has been revised to clarify that the shares held by Wells Fargo are also being registered for reoffer and resale pursuant to the Registration Statement.

Daniel Lee, Esq.
June 14, 2006

The Company has also added additional discussion on pages 13-14 of Amendment No. 1 regarding the material terms of the escrow agreement, including the circumstances under which Wells Fargo may sell the shares.

The Company did not file the escrow agreement as a material agreement with the Form 8-K filed on November 21, 2005, relating to the nMatrix acquisition, because it did not believe the terms of the escrow agreement are material to an investor’s understanding of the Company or the escrow arrangement. The escrow agreement is largely ministerial, and substantially all material terms relating to the rights of Ajuta and rights of the Company with respect to the escrow shares, including the price protection provisions described in the Registration Statement, are included in either the Stock Purchase Agreement or the Registration Rights Agreement, both of which were filed as exhibits to the November 21, 2005, Form 8-K. Nonetheless, the Company has filed the escrow agreement as an exhibit to Amendment No. 1.

9.                  Comment:  Please clarify your disclosure regarding the termination of the limited price protection. Your disclosure appears to suggest that the limited price protection terminates on the close of the date after your common stock has last sold for equal to or greater than $20.35 per share for each of 15 continuous trading days or, alternatively, on the close of the 16th trading day subsequent to the day when the closing sales price for your common stock equals or is greater than $20.35 per share. Please clarify.

Company Response:  Two conditions must be satisfied before the price protection for Ajuta terminates:  (i) the EPIQ common stock must close at or above $20.35 and (ii) Ajuta must be able to sell shares pursuant to the Registration Statement. Both of these conditions must exist on any 15 trading days (which need not be consecutive trading days). When both conditions are satisfied on 15 trading days after the Registration Statement becomes effective, then EPIQ’s contractual price protection obligation will expire. The description of the price protection on page 14 of Amendment No. 1 has been revised in response to the Staff’s Comment.

10.            Comment:  Please elaborate on how long you are obligated to maintain the effectiveness of this registration statement pursuant to the registration rights agreement. Further, it appears that the limited price protection operates only upon a sale pursuant to the registration statement and, accordingly, the end of your obligation to maintain effectiveness may compel Ajuta to sell all their shares prior to the registration statement no longer being effective. Please clarify and also advise us whether a risk factor discussing the potentially material obligation under your limited price protection is warranted.

Company Response:  The Company is obligated to maintain the effectiveness of the Registration Statement until November 15, 2007. The disclosure on page 14 of Amendment No. 1 has been revised in response to the Staff’s Comment. An additional risk factor has been added to page 9 of Amendment No. 1 (and corresponding risk factor on pages 15-16 of the Amended 10-K) to address the Company’s potential obligation with respect to the price protection and the possibility that  the scheduled expiration of the effectiveness of the Registration Statement may compel Ajuta to sell its shares prior to such expiration date.

11.            Comment:  Please clarify whether the limited price protection also applies to any sale of shares by Wells Fargo pursuant to the escrow arrangement.

Daniel Lee, Esq.
June 14, 2006

Company Response:  The disclosure on page 14 of Amendment No. 1 has been revised in response to the Staff’s Comment.

Plan of Distribution, page 15

12.            Comment:  We note your disclosure that the selling shareholders may engage in short sales. Please confirm that your selling shareholders are aware of Interpretation A.65 of our July 1997 Manual of Publicly Available Telephone Interpretations.

Company Response:  The Company is aware of the Telephone Interpretation referenced in Comment 12 relating to short sales of restricted stock prior to the time a registration statement becomes effective. The Company has advised the selling shareholders, in writing, of certain of their obligations under the federal securities laws relating to any sales of shares pursuant to the Registration Statement, including their obligation to refrain from short sales prior to the effectiveness of the Registration Statement.

Incorporation of Certain Information by Reference, page 19

13.            Comment:  We note that you recently filed your Form 10-Q for the quarter ended March 31, 2006.

Company Response:  Amendment No. 1 reflects on page 20 the incorporation by reference of the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2006. The Registration Statement and the prospectus will, of course, explicitly incorporate by reference any other applicable periodic reports filed by the Company between the date of this letter and the effective date of the Registration Statement.

Item 17. Undertakings.

14.            Comment:  The undertaking set forth in Item 512(a) of Regulation S-K has recently been revised. Please update.

Company Response:  The requested update to the undertaking has been made in Amendment No. 1.

Form 10-K for the year ended December 31, 2005

15.            Comment:  With respect to any statements attributed to third-party sources such as the information from the 2005 Socha-Gelbmann Electronic Discovery Survey on page 2, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether the source of each statistic is publicly available without cost or at a nominal expense.

Company Response:  The Company has enclosed supplementally for your review marked copies of the 2005 Socha-Gelbmann Electronic Discovery Survey Results, the U.S. Tort Costs and

Daniel Lee, Esq.
June 14, 2006

Cross-Border Perspectives: 2005 Update published by Towers Perrin, the Federal Reserve statistical release, Flow of Funds Accounts of the United States:  Flows and Outstandings Third Quarter 2005, and U.S. Bankruptcy Courts statistics from the Administrative Office of the U.S. Courts, which marked copies note the applicable portion of those reports containing the statistics noted on the marked pages of the prospectus. You can find the reports at the web addresses and for the fees noted below:

2005 Socha-Gelbmann Electronic Discovery Survey Results:
Website:	http://www.sochaconsulting.com/2005surveyresults.htm
Fee:	Free of charge

U.S. Tort Costs and Cross-Border Perspectives: 2005 Update published by Towers Perrin:
Website:	http://www.towersperrin.com/tillinghast/publications/reports/2005_Tort_ Cost/2005_Tort.pdf
Fee:	Free of charge

Flow of Funds Accounts of the United States: Flows and Outstandings Third Quarter 2005:
Website:	http://www.federalreserve.gov/releases/z1/20051208/z1.pdf
Fee:	Free of charge

Administrative Office of the U.S. Courts:
Website:	http://www.uscourts.gov/bnkrpctystats/statistics.htm#fiscal
Fee:	Free of charge

One or more of the above studies are referenced on pages 2, 3 and 25 of the Amended 10-K.

Item 1. Business, page 1

16.            Comment:  Your disclosure under your industry environment, customers and competition sections discusses your business activities in terms of electronic litigation discovery, bankruptcy and class action legal proceedings. Tell us your consideration of providing your industry environment and customers discussions by reportable segment which includes a discussion of legal proceedings by segment. We refer you to Item 101(c) of Regulation S-K. Your current disclosure does not identify the particular markets in which you compete or the competitive conditions of those markets by segment. Therefore, it is difficult to evaluate your products and services by segment to the types of legal proceedings for which your products and services are used. Please advise or revise as appropriate.

Company Response:  The Company provides its clients with a broad range of technology and service offerings to meet both the case management and document management needs and requirements of legal matters. For each customer the Company may offer a combination of case management and document management services, as required. As a result, the industry environment, customers, and competition for the segments are intertwined. In accordance with Item 101(c) of Regulation S-K, the Company discusses its business in the context of these two reportable segments. However, as noted in the lead sentence under Industry Environment, “Both our case management segment and our document management segment provide products and services primarily to the legal and fiduciary services industries.” To avoid repetition and to

Daniel Lee, Esq.
June 14, 2006

enhance the investor’s understanding of the Company’s business, the Company discusses its segments in terms of the common industry environment, customers, and competition in which its segments operate.

To clarify that the segments have common industry environment, customers and competition, the disclosure on pages 2 and 5 of the Amended 10-K has been revised in response to the Staff’s Comment.

Products and Services, page 3

17.            Comment:  We note that certain summary descriptions of your products and services do not appear to fully describe such products and services. For example, the descriptions of “[d]atabase conversions, maintenance and processing,” “call center support,” “media campaign and advertising management” and “document custody services” do not appear to explain how such products and services support your customers in contrast to your descriptions of other products and services. Further, on page 23 you have primarily attributed the 24 percent decrease in your document management operating revenue to a decline in advertising services noting that such services vary significantly depending on the characteristics of the case. Your disclosure, however, does not provide investors with a materially complete understanding of what these advertising services are. Please revise and confirm that advertising services constitute the media campaign and advertising management you identify here.

Company Response:  The disclosure on page 4 of the Amended 10-K (and the corresponding disclosure on pages 1-2 of Amendment No. 1) has been revised in response to the Staff’s Comment in the first sentence of Comment 17. The Company confirms that advertising services constitute the media campaign and advertising management identified here. Clarifying disclosure has been added throughout the Amended 10-K to reference “media campaign and advertising” rather than “advertising.”

Item 2. Properties

18.            Comment:  It appears that the leases with respect to your facilities in New York and Oregon should be filed as exhibits pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. Please file such leases or advise us otherwise.

Company Response:  The Company does not believe that either of the above referenced leases are material, and thus has not filed these leases as material contracts in accordance with Item 601(b)(i)(D) of Regulation S-K. Although Item 2 of Form 10-K requires the description of “the location and general character of the principal plants, mines and other materially important physical properties of the registrant and its subsidiaries,” (emphasis added), the Company has chosen to describe under Item 2 of the Form 10-K other properties that are significant to it, but are not “materially important.”  The leases are described briefly under this Item in order to inform investors that the Company has expanded beyond its original Kansas City location and now has a significant presence in both New York and Oregon. The Company also maintains much smaller offices in a number of other cities, including Chicago, Miami, Washington, DC, Los Angeles, Philadelphia and London, which are not described in the Form 10-K. Because the disclosure relating to the New York and Oregon offices in the Form 10-K may create the impression that the

Daniel Lee, Esq.
June 14, 2006

Company considers these offices to be “materially important,” the Company revised the disclosure under Item 2 on page 19 of the Amended 10-K.

The Company does not consider the New York or Oregon leases to be material because (i) they are for office space only, with no particularly unique characteristics, and (ii) the annual rental obligations are not material. Accordingly, the Company did not file theses leases as material contracts.

Item 5. Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 17

19.            Comment:  Please disclose the facts relied upon for the availability of Section 4(2) of the Securities Act for the sale of unregistered securities. Please see Item 701(d) of Regulation S-K.

Company Response:  The disclosure on page 22 of the Amended 10-K has been revised in response to the Staff’s Comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Management’s Overview, page 19

20.            Comment:  Management’s discussion and analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. In this regard, we note your discussion on page 23 on how your Hilsoft acquisition may result in an increased level of advertising services and your discussion in liquidity and capital resources on how the nature of nMatrix’s operations may cause increased spending. Accordingly, please elaborate on why Hilsoft’s acquisition will result in an increased level of advertising services and how nMatrix’s operations will result in increased spending. Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Section III.B.3 of Release No. 33-8350 for additional guidance.

Company Response:  The Company anticipates that these advertising services will increase in 2006 because Hilsoft provides significant levels of advertising services and their financial results will be included in the Company’s operating results for the entire year of 2006, but are only included for slightly more than 2 months of 2005 (following the October 20, 2005 acquisition). The disclosure on pages 30-31 of the Amended 10-K has been revised in response to the Staff’s Comment. A significant portion of Hilsoft’s business is generated as the result of the filing of class action lawsuits with complex issues related to plaintiff notification. The number of these types of cases filed in any period, and the number of filed cases in which Hilsoft is retained, will likely vary from period to period and are not predictable. As a result, the Company is unable to quantify an expected effect.

nMatrix’s electronic discovery business represents a significant expansion of the Company’s business that will require additional software updates and routine hardware additions. As a result,

Daniel Lee, Esq.
June 14, 2006

the Company’s expenditures for these items are likely to increase compared to its historical spending for these categories. The disclosure on page 36 of the Amended 10-K has been revised in response to the Staff’s Comment. Given the Company’s limited history with this acquired business and the uncertainty related to growth or expansion, if any, of the business, it is not possible to provide forward looking information as to an estimated level of future capital expenditures.

21.            Comment:  We note your separate line item for reimbursed expenses and your discussion of reimbursed expenses in your results of operations. Such expenses comprised 18 percent of your total revenue for 2005. Please briefly elaborate generally here on what comprises such reimbursed expenses and how such reimbursed expenses affect your financial results.

Company Response:  Reimbursed expense consists primarily of postage reimbursements. The Company pays the postage for mailing notices to creditors, potential members of the plaintiff class or other groups. The Company’s customers then reimburse the Company for this postage expense. The remainder of reimbursed expense consists of the pass through of incremental expenses, such as employee travel. As a result, reimbursed revenues have little or no impact on the Company’s income from operations. Occasionally, due to volume and other discounts, the Company will realize a very small margin (0.4% in 2005) on reimbursed expenses.

Critical Accounting Policies

Revenue Recognition, page 20

22.            Comment:  We note that your disclosure provides several significant sources of revenue. Tell us your consideration for disclosing your accounting policy for each source of revenue. Such disclosure should include the accounting literature applied, accounting policy for multiple element arrangements, when revenue from each source is realizable and earned, and material accounting estimates or assumptions. We refer you to Section V of Release No. 33-8350. Please advise or revise as appropriate.

Company Response:  The Company’s revenue recognition policies for each source of revenue are provided in responses to Comments 41 and 42 below, including when revenue from each source is realizable and earned. As the Company’s revenue is formula-based and fixed and is determinable at the end of each month, the Company’s revenue recognition does not involve any material accounting estimates or assumptions. The Company does not have multiple element accounting.

Business Combination Accounting, page 20

23.            Comment:  Your disclosure states that “[g]oodwill and other identifiable intangible assets are not amortized.”  Tell us the intangible assets that you do not amortize and your basis for concluding that such intangibles have an indefinite life.

Company Response:  All identifiable intangible assets are being amortized. The disclosure on page 26 of the Amended 10-K has been revised in response to the Staff’s Comment.

Daniel Lee, Esq.
June 14, 2006

Goodwill, page 20

24.            Comment:  Your disclosure indicates that the estimate of fair value of each reporting unit is highly subjective and requires significant judgment. Tell us your consideration for disclosing how you arrived at the estimated fair value of your reporting units, how accurate your estimate has been in the past and how much the estimate has changed in the past. We refer you to Section V of Release No. 33-8350.

Company Response:  Management annually evaluates the estimated fair value of the reporting units. As a part of the overall process in developing this estimate, the Company utilizes an independent valuation firm to assist with the estimate of the fair value of its reporting units. A Chartered Financial Analyst leads the independent valuation firm’s appraisal team. The fair value appraisal is made in conformance with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation. The period-to-period estimate has been consistent. The disclosure on page 27 of the Amended 10-K has been revised in response to the Staff’s Comment.

Results of Operations for the Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004

Consolidated Results

Revenue, page 21

25.            Comment:  Your disclosure discusses a non-GAAP operating revenue measure, which is revenue exclusive of revenue related to reimbursed expense. Tell us why you do not consider reimbursed expense to be part of your operating results when such revenue is generated from your operations. We refer you to paragraph 4 in EITF Issue No. 01-14. In addition, demonstrate the usefulness of such non-GAAP measure. If you are able to overcome the burden of demonstrating its usefulness, explain how you have considered the required disclosures and reconciliations set forth in Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Advise or revise as appropriate.

Company Response:  As described in response to Comment 21, and as disclosed in the Company’s MD&A, revenue related to reimbursed expense has little or no effect on the Company’s income from operations as the Company realizes a very small margin (0.4% in 2005) on reimbursed expenses. As a result, an increase or decrease in revenue resulting from the reimbursement of expenses has little impact on the Company’s operating income. The Company did not intend to create a non-GAAP measure in the consolidated statement of income; rather, the intent was to provide disclosure to the shareholders and prospective investors that enhances transparency by enabling the reader to easily distinguish between revenue that affects income from operations from revenue (reimbursed expenses) that has little or no effect on income from operations. The disclosure on page 28 of the Amended 10-K has been revised in response to the Staff’s Comment.

In future filings, the Company will modify its Consolidated Statements of Income captions to read as follows:

Daniel Lee, Esq.
June 14, 2006

REVENUE:

Case management
Document management
Operating revenue before reimbursed direct costs
Operating revenue from reimbursed direct costs
Total revenue

Operating Expenses, page 21

26.            Comment:  Your disclosure currently discusses changes in operating expenses on an aggregate basis. Tell us your consideration for discussing the year-to-year changes in each operating expense financial statement caption. We refer you to Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of Release No. 33-6835. In addition, referring to the year-to-year discussion of operating expense changes as reported by segment does not meet your disclosure requirements as your operating expense reported by segment does not include unallocated expenses. Therefore, such segment operating expense disclosure should be provided in addition to your consolidated analysis of operating expense by financial statement caption, not instead of such required disclosure. Please advise or revise as appropriate.

Company Response:  The Company structured its approach consistent with the direction provided in Section III.A of Release No. 33-8350, which describes a layered approach. The Company begins with an overview section, then moves to consolidated results, and, as necessary for an understanding of the results of operations, provides additional information at a segment level. This approach is also consistent with the direction provided in Section III.B.2 of Release No. 33-8350, which states that “Companies also should focus on an analysis of the consolidated financial condition and operating performance, with segment data provided where material to an understanding of consolidated information.”  Finally, the Company’s financial information as presented in the segment note is consistent with management’s view of the business. Management evaluates unallocated expenses on a corporate-wide basis, which is consistent with the separate discussion of unallocated expenses within the consolidated results section of the Company’s MD&A disclosure. Management evaluates the performance of the Company’s segments based on aggregate segment expense (excluding intangible amortization) and, reflective of this view, the Company discusses in MD&A the change in segment expenses at this level. The Company believes that this analysis provides investors with a view consistent with management’s view of the performance of the Company’s business and an understanding of the registrant’s businesses as a whole. The disclosure on page 28 of the Amended 10-K has been revised in response to the Staff’s Comment to discuss consolidated results by income statement line item.

27.            Comment:  The consolidated fiscal year 2005 and 2004 operating expenses amounts discussed does not agree to the amounts reported on your consolidated statements of operations on page F-3. Please advise or revise as appropriate.

Company Response:  The consolidated direct costs, general and administrative expenses, and depreciation and software amortization amounts discussed on page 21 agreed, in aggregate, to the amounts included in the captions Direct costs, General and administrative, and Depreciation and software amortization on the Company’s consolidated statements of operations on page F-3.

Daniel Lee, Esq.
June 14, 2006

The corporate administrative costs discussed in the second paragraph under “Operating Expenses” represents the component of direct costs, general and administrative expenses, and depreciation and software amortization not allocated to segments. Due to rounding, the total for all 2005 operating expenses discussed in MD&A is $0.1 million higher than the total operating expenses reflected on the consolidated statements of operations.

The disclosure on page 28 of the Amended 10-K has been revised in response to the Staff’s Comment to discuss changes by line item. All amounts disclosed in the MD&A agree to amounts as disclosed on the Company’s Consolidated Statements of Income.

28.            Comment:  Explain why you have not provided any year-to-year comparison disclosure of your consolidated income from operations or net income.

Company Response:  The change in income from operations or net income is the residual effect of the changes in revenues, operating expenses, expenses related to financing, and tax expense, each of which is discussed under “Results of Operations” in MD&A, and the Company considered discussion of change in income from operations to be repetitive. However, revised disclosure regarding year-to-year comparison of net income has been added to page 30 of the Amended 10-K.

Expenses Related to Financing, page 22

29.            Comment:  You discuss year-to-year changes in “expense (income) related to financing” on an aggregate basis. Tell us your consideration for analyzing and disclosing each non-operating income or expense financial statement caption separately. Advise or revise as appropriate.

Company Response:  Management views financing activities on an integrated basis. The presentation of expense (income) related to financing provides shareholders and prospective investors with management’s view regarding these activities. The disclosure on page 29 of the Amended 10-K has been revised in response to the Staff’s Comment. The Company did not analyze the change in interest income as the amounts are immaterial.

Effective Tax Rate, page 23

30.            Comment:  Your disclosure states, “The decrease in our 2005 effective tax rate compared to the prior year is the result of discrete events.”  Explain the discrete events that caused your effective rate to decrease. Your disclosure should not only identify such decreases, but should also analyze the reasons underlying the decline. We refer you to Section III.B.4 of Release No. 33-8350. Advise or revise as appropriate.

Company Response:  The disclosure on pages 29-30 of the Amended 10-K has been revised in response to the Staff’s Comment.

Daniel Lee, Esq.
June 14, 2006

Business Segments

Revenue, page 23

31.            Comment:  Your disclosure, in part, states that your increase non-acquisition related case management revenue is the result of “increase in class action operating revenues resulting from the timing of several large cases and the expansion of [y]our corporate restructuring professional service offerings, partly offset by a decrease in [y]our trustee professional services.”  Tell us your consideration of quantifying the extent to which increase in revenue was impacted by such factors. In addition, tell us your consideration for quantifying the extent to which such increases were attributable to increases in prices or volume of products or services sold. We refer your to Item 303(a)(3)(iii) of Regulation S-K. Revise or advise as appropriate.

Company Response:  The disclosure on page 30 of the Amended 10-K has been revised in response to the Staff’s Comment. Information related to quantifying the extent to which such increase was attributable to increases in prices or volume of products or services sold is not used to manage the business and is not readily available.

32.            Comment:  Tell us why your discussion of the case management revenue does not include reimbursed expense revenue. Advise or revise as appropriate.

Company Response:  The Company’s consideration in omitting this disclosure was that reimbursed revenues are not significant to overall case management revenue (less than 5%), the absolute magnitude of the change was small ($0.7 million), and any change in reimbursed revenue has little or no impact on income from operations.

33.            Comment:  We note that the decrease in document management revenues is “is primarily attributable to a decline in advertising services.”  Your disclosure should not only identify such decreases in advertising services, but should also analyze the reasons underlying the decline. We refer you to Section III.B.4 of Release No. 33-8350. Advise or revise as appropriate. In a similar respect, tell us your consideration for analyzing and disclosing the reasons that document service revenue for reimbursed expense decreased.

Company Response:  The disclosure on pages 30 of the Amended 10-K has been revised in response to the Staff’s Comment regarding the decrease in advertising services. The Company’s consideration for analyzing and disclosing the change in revenue from reimbursed direct costs was that, although such revenue has little or no impact on net income, revenue from reimbursed direct costs was a significant component of total revenue and was largely attributable to document management services.

34.            Comment:  Please address the results of operations comments above with respect to your year ended December 31, 2004 compared with the year ended December 31, 2003 discussion, as appropriate.

Company Response:  The disclosure on pages 32-35 of the Amended 10-K has been revised in response to the Staff’s Comment.

Daniel Lee, Esq.
June 14, 2006

Liquidity and Capital Resources, page 27

35.            Comment:  Your liquidity disclosure appears to highlight changes and other information that is evident from the financial statements. Your disclosure should focus on the primary drivers of and other material factors necessary to understand your cash flows and the indicative value of historical cash flows. We refer you to Section IV.B of Release No. 33-8350. Therefore, in addition to reporting the results of net income and impact of non-cash charges, your operating activities disclosure should address the underlying drivers of changes to your cash flows. For example, your disclosure should address the reasons for significant fluctuations in your trade accounts receivable as it has increased significantly at December 31, 2005 from December 31, 2004. Advise or revise as appropriate. As part of your response, tell us why accounts receivable increased during fiscal year 2005 and provide the components of the balance at December 31, 2005.

Company Response:  Operating assets and liabilities had a net change of only $757,000, or 3% of operating cash flows. The largest changes, receivables and payables, each represented only 12% of operating cash flows. The change in accounts receivable, after excluding the effect of $12.1 million of acquired receivables, is related to timing of collections. The disclosure on pages 35 of the Amended 10-K has been revised in response to the Staff’s Comment.

36.            Comment:  We note your disclosure, “We believe that funds generated from operations plus amounts available under [y]our credit facility’s senior revolving loan ($7.0 million at December 31, 2005) will be sufficient over the next year to finance currently anticipated working capital requirements.”  You further disclose that your $25 million term loan matures in August 2006. Your disclosure should clarify whether you have adequate resources to meet all short- and long-term cash requirements. We refer you to Section IV to Release No. 33-8350. Revise or advise as appropriate.

Company Response:  The Company provided greater detail in its Form 10-Q for the quarter ended March 31, 2006, relating to the capital resources available to pay the $25 million term loan, scheduled to mature in August 2006. The disclosure on pages 36 of the Amended 10-K has been revised in response to the Staff’s Comment.

37.            Comment:  Please briefly discuss the covenants you are subject to under your credit facility.

Company Response:  The disclosure on page 36 of the Amended 10-K has been revised in response to the Staff’s Comment.

Item 8. Financial Statements and Supplementary Data

Supplementary Data — Quarterly Financial Information, page 31

38.            Comment:  We note your selected quarterly financial data does not contain gross profit information. Such information is required by Item 302(a)(1) of Regulation S-K. Please advise or revise as appropriate.

Daniel Lee, Esq.
June 14, 2006

Company Response:  The Company’s quarterly financial data does not include a gross margin caption as this Supplementary Data was prepared on a basis consistent with the presentation contained in the Company’s quarterly and annual Consolidated Statements of Income prepared in accordance with the requirements of Rule 5-03 of Regulation S-X.

Consolidated Statements of Income, page F-3

39.            Comment:  Tell us your consideration for separately presenting revenue and cost of revenue for your products and services on your consolidated statements of income pursuant to Rule 5-03(b) of Regulation S-X. In addition, tell us why you believe that categorizing cost of revenue as direct cost complies with Rule 5-03(b)(2) of Regulation S-X. Advise or revise as appropriate.

Company Response:  While the Company uses its technology products to enhance its ability to provide effective and efficient services, its revenue generation is from services and fees. The Company’s bankruptcy trustee technology and services platform does provides products (personal computers, printers, software) to trustees as bankruptcy regulations have the practical effect of discouraging trustee customers from incurring direct administrative costs for computer system expenses. As a result, the Company provides products and services to trustee customers at no direct charge, and the trustee customers agree to maintain deposit accounts for bankruptcy cases under their administration at a designated financial institution. The Company then receives revenues from these financial institutions based on fees for trustee deposits and other services provided by the Company to trustee customers.

Given the nature of its revenue generating activities as described above, the Company views its revenues as service related and the expenses captured as “direct costs” are in direct support of service revenue. Accordingly, the Company believes the caption “Direct costs” adequately conveys the nature of these costs to the reader and is in compliance with Rule 5-03(b) of Regulation S-X.

40.            Comment:  Tell us your consideration for separately disclosing reimbursed expenses as a separate financial statement expense caption. Advise or revise as appropriate. In addition, tell us the amount of reimbursed expenses that are included in direct costs in fiscal year 2005, 2004 and 2003.

Company Response:  As explained in the Company’s response to Comment 21, reimbursed revenues are an expense pass-through activity. The separate presentation is intended to assist the reader in understanding that a portion of the Company’s revenue stream that has little impact on income. In future filings, the Company will change the caption descriptions as described in the response to Comment 25. The amount of reimbursed expense included in direct costs for each fiscal year is as follows:

2005                           $23,550

2004                             20,110

2003                               5,557

Daniel Lee, Esq.
June 14, 2006

Note 1:  Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

41.            Comment:  We note that your case management fees are generated primarily through the delivery of several technology-based products and services. Please address the following with respect to your revenue recognition policy for such sales:

•                  Clarify why fees earned are contingent upon the month-to-month delivery of the products and services defined by the contract. Explain in adequate detail, the contractual performance obligations that are included in such arrangements and how the formula-based fees are determined. Tell us how your accounting policy complies with SOP 97-2, as amended.

•               We note the various elements of these arrangements based on your disclosure on page 3. Tell us how you allocate fair value to the various elements of your arrangements pursuant to SOP 97-2, as amended, and/or EITF Issue No. 00-21. In addition, tell us when you recognize revenue for each element in these arrangements.

•                  Tell us how you considered EITF Issue No. 03-5 when determining whether the non-software deliverables included in your arrangement (e.g., hardware and/or hardware services) are software related and included in the scope of SOP 97-2.

•                  Explain whether the application of EITF Issue No. 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13.

Company Response:

•                  Pursuant to EITF 00-3, the Company’s electronic discovery business contains a hosting revenue component that is recognized pursuant to SOP 97-2 as the customer does have the right to take possession of the software. The arrangement does not require significant production, modification, or customization of the software. The hosting service provides the customer access to records the Company has stored on behalf of the customer. The monthly hosting fee is calculated based on gigabytes of records stored on behalf of the customer during each month. This formula-based fee is invoiced on a monthly basis. At that time, all required services have been performed, no right of return exists, and payment is not contingent on future performance. Accordingly, pursuant to SOP 97-2, paragraph 8, the Company recognizes this revenue when (i) persuasive evidence of an arrangement exists (ii) delivery has occurred or services have been rendered (iii) the seller’s price to the buyer is fixed or determinable and (iv) collectibility is reasonably assured.

For bankruptcy trustee customers, the Company provides certain hardware and software products and various services. As explained in the response to Comment 39, the Company does not receive revenue from trustee customers. Rather, the Company generates revenue through volume-based fees from the depository financial institution, which is primarily related to the dollar amount of trustee estate deposits held by the financial institution. These volume-based fees, which are independent of product provided to the trustee, are formula-

Daniel Lee, Esq.
June 14, 2006

based and are fixed and determinable on a monthly basis, no right of return exists, and the amount of the fee is not contingent on the provision of future services.

Besides the hosting service and deposit based fees described in the first two paragraphs of this bullet point, the Company provides a menu of separately priced services. These services are discrete and independent as the customers determine the level of each service they will utilize, based on their business requirements. Once the service is performed, the amount of the fee is fixed and determinable and no right of return exists. Further, the amount of the fee is not contingent on the provision of future services. If, in the future, the Company enters into multiple element arrangements, it will apply the provisions of EITF Issue No. 00-21.

Revenue discussed in the two preceding paragraphs is recognized, in accordance with SAB Topic 13, as (i) persuasive evidence of an arrangement exists (ii) delivery has occurred or services have been rendered (iii) the seller’s price to the buyer is fixed or determinable (iv) collectibility is reasonably assured.

•                  See discussion in first bullet point.

•                  As explained above, the Company does not receive revenue for the hardware and software provided to its trustee customers. As a result, EITF Issue No. 03-5 is not applicable.

•                  See discussion in first bullet point.

42.            Comment:  Clarify how your accounting policy for document management services complies with SAB Topic 13 and EITF Issue No. 00-21. Explain whether such arrangements include any contingencies or upfront fees.

Company Response:  The Company’s document management services do not involve multiple element arrangements pursuant to EITF Issue No. 00-21. Noticing services generate the majority of the Company’s document management fees. Notices are priced on a per unit basis plus reimbursement for postage. The per unit price depends on the size and complexity of the mailing (e.g. 2 pages vs. 8 pages; inserts vs. no inserts). Either the court or the client defines the parameters of the notice. Noticing service arrangements do not involve contingencies or upfront fees. Once the documents have been mailed and services have been rendered, The Company asses whether collectibility is reasonably assured and, if so, revenue is recognized pursuant to SAB Topic 13. The Company also earns document management revenue from its media placement services. These revenues are formula based (number of ads times cost per ad) and are earned when the ad runs. Similar to noticing, these arrangements do not involve contingencies or upfront fees.

43.            Comment:  Explain the nature of “customer deposits” liability recorded on your consolidated balance sheet. Tell us whether this financial statement caption represents your deferred revenue. In addition, clarify when customer deposits are recorded as a liability and how you determine that such liability has been extinguished.

Company Response:  Customer deposits represent retainers and advances for postage. Retainers are recorded as a liability when the money is received. The retainer is either applied to the final

Daniel Lee, Esq.
June 14, 2006

payment or refunded, and the liability is extinguished at that time. The customer deposit caption does not represent deferred revenue. Deferred revenue of $550,000 was immaterial as of December 31, 2005, and is included as a component of “other accrued expenses.”  Advances for postage also are recorded as a liability when the money is received. The liability is extinguished as the notices are mailed and revenue is recognized.

Note 5:  Indebtedness

Convertible Subordinated Debt, page F-14

44.            Comment:  We note that you have determined that the right to extend the maturity of the debt represents an embedded derivative subject to bifurcation. Please tell us how you have applied the guidance in SFAS 133 and EITF Issue No. 00-19 in evaluating whether the conversion feature for convertible subordinated debt has an embedded derivative that you should also separate from the debt host and account for at fair value under SFAS 133. We refer you to EITF Issue No. 05-2. Also refer to the guidance in Section II.B of our December 1, 2005 Current Accounting and Disclosure Issues. If you conclude that your convertible term notes do not qualify as conventional convertible debt, please provide your analysis of each of the conditions described in paragraphs 12 through 32 of EITF Issue No. 00-19 as to whether the embedded conversion option is required to be bifurcated from the debt host and accounted for as a derivative.

Company Response:  The Company’s embedded option conversion represents the right to convert into a fixed number of shares for which the ability to exercise is based on the passage of time or a contingent event and contains only standard antidilution provisions. Consistent with EITF 05-2, paragraph 8, this instrument should be considered conventional convertible debt for purposes of applying Issue 00-19. EITF 00-19, paragraph 4, states, in part, “…the requirements of paragraphs 12-32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares….”  Therefore, the conditions described in paragraphs 12 through 32 of EITF No. 00-19 do not apply, and this instrument is not a derivative instrument for purposes of SFAS 133 per SFAS paragraph 11a.

Note 7:  Stockholders’ Equity, page F-16

45.            Comment:  We note that you issued a registration rights agreement concurrent with the issuance of approximately 1.2 million shares of common stock on November 15, 2005. We further note a provision under the agreement that requires you to pay the difference between $20.35 and the per share sale price. Please tell us how you are accounting for this provision. In this respect, clarify how you have considered SFAS 133 and EITF Issue No. 00-19 in evaluating whether the registration rights agreement and/or the price protection feature is a derivative that should be accounted for at fair value under SFAS 133. Further, tell us how you evaluated EITF Topic No. D-98 and Rule 5-02(28) of Regulation S-X when determining that equity classification is appropriate for such common stock.

Daniel Lee, Esq.
June 14, 2006

Company Response:

Registration Rights — The registration rights do not include a provision for liquidating damages or penalties and, therefore, is not a derivative instrument pursuant to paragraph 6a of SFAS 133.

Price Protection - This provision is excluded from the scope of SFAS No. 133 per paragraph 11c:  “Notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:… Contracts issued by the entity as contingent consideration from a business combination.”  Based on this guidance, EITF Issue No. 00-19 is not applicable.

Rule 5-02(28) of Regulation S-X and EITF Topic No. D-98, which references and interprets Rule 5-02(28), apply to redeemable securities. The stock issued has no redemption rights.

The Company is accounting for this provision in accordance with SFAS No. 141, paragraphs 29 and 30, which states:  “29. Additional consideration may be contingent on the market price of a specified security issued to effect a business combination. Unless the price of the security at least equals the specified amount on a specified date or dates, the acquiring entity is required to issue additional equity or debt securities or transfer cash or other assets sufficient to make the current value of the total consideration equal to the specified amount. The securities issued unconditionally at the date the combination is consummated shall be recorded at that date at the specified amount. 30. The issuance of additional securities or distribution of other consideration upon resolution of a contingency based on security prices shall not affect the cost of the acquired entity, regardless of whether the amount specified is a security price to be maintained or a higher security price to be achieved. When the contingency is resolved and additional consideration is distributable, the acquiring entity shall record the current fair value of the additional consideration issued or issuable. However, the amount previously recorded for securities issued at the date of acquisition shall be simultaneously reduced to the lower current value of those securities.”

Note 13:  Business Acquisitions, page F-22

46.            Comment:  Tell us the process that you used to identify and value the intangible assets acquired in connection with the nMatrix acquisition. Explain how your process complies with the guidance of SFAS 141, paragraph 39 and Appendix A, paragraphs A10 through A28. As part of your response, specifically tell us how you considered, paragraph A14.e and A26 of SFAS 141 when evaluating whether nMatrix’s had technology-based intangible assets that meet the criteria for recognition as an intangible asset apart from goodwill. In this respect, we note that nMatrix was “primarily engaged in the development and marketing of electronic discovery software” from the notes to their combined financial statements. In addition, provide a similar analysis for your acquisitions of Hilsoft, Inc., P-D Holding Corp. and Bankruptcy Services LLC.

Daniel Lee, Esq.
June 14, 2006

Company Response:

nMatrix

In complying with SFAS 141 related to the recognition of technology-based intangible assets as listed in paragraph A14e, the Company performed steps, individually and in conjunction with a valuation specialist, which included the following:

•                  Reviewed the business model of nMatrix and discussed nMatrix’s business with management;

•                  Considered nMatrix’s competitive position and the nature of competition in the industry;

•                  Reviewed nMatrix’s capitalization policies regarding technology, including computer software;

•                  Developed a list of internally developed software;

•                  Discussed computer software with nMatrix management, including IT personnel and developers, and reviewed any relevant supporting documentation; and

•                  Reviewed due diligence materials and discussed with nMatrix management whether nMatrix possessed technology-based intangible assets other than computer software.

Based upon the above, the Company determined that nMatrix did not possess any other technology-based intangible assets that met the recognition criteria of FAS 141 other than computer software. In complying with SFAS 141, the Company utilized a third party valuation specialist to assist in its estimation of the fair value related to significant internally developed software programs. The internally developed software was recorded, at fair value, as an opening balance sheet asset.

The Company acquired nMatrix to provide services to the electronic litigation discovery market. While the internally developed nMatrix software enables us to provide these services, the Company does not market the software; the Company markets its services.

Hilsoft, P-D Holding and Bankruptcy Services LLC

The same process as described above was followed for these acquisitions. P-D Holding and Bankruptcy Services did not possess any other technology-based intangible assets that met the recognition criteria of FAS 141 other than computer software. In complying with SFAS 141, for these acquisitions the Company utilized a third party valuation specialist to assist in its estimation of the fair value related to significant internally developed software programs. The internally developed software was recorded, at fair value, as an opening balance sheet asset. Hilsoft did not possess any technology-based intangible assets that met the recognition criteria of FAS 141.

Daniel Lee, Esq.
June 14, 2006

Note 15. Segment Reporting, page F-26

47.            Comment:  Tell us your consideration for providing enterprise-wide disclosures about products and services and geographic areas as required by SFAS 131, paragraphs 36-39.

Company Response:

Geographic area - Until the Company’s November 15, 2005 acquisition of nMatrix, the Company operated entirely within the U.S. Following the acquisition of nMatrix, the Company had sales in the U.K. that were immaterial for the year ended December 31, 2005 (less than $100,000).

Services — Each segment provides a group of services which, with the exception of reimbursed direct costs, are similar in nature. As a result, in accordance with paragraph 37 of SFAS 131, the Company has provided disclosure as to each group of similar services (case management, case management reimbursed direct costs, document management, and document management reimbursed direct costs) within the segment disclosure. As the business model expands in the future, the Company will continue to evaluate whether services provided are similar in nature and consider the need for additional disclosure by group of similar service.

Schedule II, Valuation and Qualifying Accounts

48.            Comment:  Your disclosure indicates that approximately $2 million of allowance for doubtful receivables was charged to “other accounts.”  Tell us what “other accounts” such allowances were charged to and explain your basis for such accounting.

Company Response:  On acquisition, nMatrix had reserves related to aged accounts receivable for which there were continuing collection efforts. This reserve on the nMatrix opening balance sheet, which was necessary to reflect receivables at fair value, was an adjustment to goodwill. Adjustments, if any, related to the opening balance sheet reserve will be reflected as an adjustment to goodwill.

Exhibits 31.1 and 31.2

49.            Comment:  We note these certifications refer to “annual” report in paragraph 1. We note similar reference to “quarterly” report in the certifications to your Form 10-Q for the quarter ended March 31, 2006. Please note the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See Release No. 34-46427 and our Staff Alert dated March 4, 2005. Revise or advise as appropriate.

Company Response:  The certifications to the Amended 10-K have been revised to delete references to “annual” report. In future filings, no references to “annual” report or “quarterly” report will be included in the certifications.

Daniel Lee, Esq.
June 14, 2006

Definitive Proxy Statement on Schedule 14A filed April 28, 2006

Executive Compensation

Compensation Committee Report, page 14

50.            Comment:  The compensation committee report discusses collectively the bases for the compensation and bonuses of your chief executive officer, president and chief financial officer. Item 402(k)(2) of Regulation S-K, however, contemplates that a separate and distinct discussion be had for the compensation of your chief executive officer. Further, please advise whether compensation for your chief executive officer is based in part on comparisons to compensation afforded by peer companies. If so, please identify the criteria for such peer companies and where your compensation falls within the range of such peer companies.

Company Response:  The Company is aware of the requirement that the compensation committee report include a separate and distinct discussion of the compensation of the chief executive officer. Because of the family relationship between the chief executive officer and the president and the nearly equal division of responsibilities at the Company between the two executives, the compensation committee has always considered the compensation of those two executives together and has provided its compensation committee report with equal focus on those two executives. In future proxy statements, the Company will, however, require the compensation committee to include a separate and distinct discussion in the compensation committee report for the compensation of the chief executive officer in accordance with Item 402(k)(2) of Regulation S-K. The Company confirms that compensation of its chief executive officer is based in part on comparisons to compensation afforded by peer companies. The compensation committee considers executive compensation by reviewing a variety of companies, including publicly-traded companies with headquarters in the Kansas City metropolitan area and specific technology or technology services companies (two of which are headquartered in Kansas City). The compensation committee of the Company concluded that the compensation of its chief executive officer is somewhat below the mid-point range of five specific technology or technology services companies considered by the compensation committee to be relevant peer companies.

Form 10-Q for the quarter ended March 31, 2006

Item 4. Controls and Procedures.

51.            Comment:  Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent of “timely alerting [your officers] to material information relating to the Company (including [y]our consolidated subsidiaries) required to be included in the Company’s periodic filings with the SEC.”  This construction as to the effectiveness of your disclosure controls and procedures appears to vary from the requirements of Rule 13a-15(e) under the Exchange Act. As a result, your disclosure does not appear to address the effectiveness of your disclosure controls and procedures with respect to whether “information required to be disclosed by [you] in the reports that [you] file[] or submit[] under the [Exchange] Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and whether such information “is accumulated and communicated to [your]

Daniel Lee, Esq.
June 14, 2006

management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Please advise us whether your chief executive officer and chief financial officer has determined your disclosure controls and procedures pursuant to the definition set forth in Rule 13a-15(e) to be effective. Please further advise us whether you will note this comment with respect to preparing future reports.

Company Response:  The Company will revise its future quarterly reports to include the following language regarding its assessment of the effectiveness of its disclosure controls and procedures. Moreover, the Company represents to the Staff that it is today, as was as of the date of the filing of the Form 10-Q, fully prepared to make an identical certification with respect to the Company’s chief executive officer’s and chief financial officer’s assessment of the effectiveness of the Company’s disclosure controls and procedures as of the end March 31, 2006.

New Certification Language:

“Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on our evaluation as of March 31, 2006, the end of the period covered by this report, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level to ensure that the information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, including this report, were recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and was accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.”

Form 8-K/A filed on January 30, 2006

Pro Forma Financial Information

52.            Comment:  We note that your pro forma financial information was prepared based on the historical carrying value of the nMatrix tangible assets and liabilities and allocates all excess purchase consideration to goodwill. Pro forma financial information should provide an allocation of the purchase price, including adjusting assets and liabilities to fair value and recognizing intangible assets, with related changes to depreciation and amortization. We note that you had not yet completed the necessary valuations at the time that you filed this Form 8-K/A. Tell us your consideration for allocating purchase price based on a preliminary purchase price allocation. Revise or advise as appropriate.

Company Response:  At the time of the 8-K filing, the Company was working with its independent valuation firm to develop the fair value of assets and liabilities acquired, and at that time did not have an adequate basis to make an informed estimate of these fair values, particularly with respect to intangible assets. As a result, management determined that it was appropriate to reflect the excess in purchase price as goodwill in the pro forma statements. The

Daniel Lee, Esq.
June 14, 2006

Company provided the following information related to the potential allocation of excess purchase price in the Form 8-K/A, which was reflective of what was known at the time the 8-K amendment was filed:

“Based on preliminary work performed, management believes the historical cost basis of the trade receivables, software, and property and equipment will approximate fair value. We will record any identifiable intangible assets, which will likely consist of trade names (which management believes is likely to be amortized on a straight-line basis over 1 to 2 years), covenant not to compete (which management believes are likely to be amortized on a straight-line basis over 5 years) and customer relationships (at this time, management does not have adequate information to estimate the life or amortization method for this intangible asset).”

Form 8-K filed on February 21, 2006

53.            Comment:  We note your use of non-GAAP financial measures. Please address the following with respect to your use of such measures:

•                  Your disclosure indicates that your non-GAAP financial measures provide “additional insight for investors into the operating results and business trends of the Company.”  In order to use a measure that excludes recurring charges, you must meet the burden that such non-GAAP measures are useful. Please provide us with a more comprehensive understanding of why you believe that your non-GAAP measures represent a useful measure for investors. As part of your response, tell us whether management reasonably believes that the financial impact of your non-GAAP measure will disappear or become immaterial within a near-term finite period. Refer to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

•                  Your non-GAAP financial measures include the revenue streams from acquired entities but exclude material costs of acquiring those revenue streams. Tell us why you believe that such amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue.

•                  Your disclosure indicates that your non-GAAP measures are “non-operational and not necessarily ongoing in nature.”  Clarify why you believe that your non-GAAP measures are non-operational when they include several items that result from your operations. In addition, clarify why you believe that such items are not necessarily ongoing in nature when these charges appear to be recurring in nature and how such statement complies with the disclosure requirement of Item 10(e)(ii)(B) of Regulation S-K.

•                  Your disclosure indicates that you review EBITDA non-GAAP financial measure to assess your current and prospective compliance with your financial covenants. Therefore, it appears that this measure may be a measure of liquidity, rather than performance. If, after further consideration, you determine that you use EBITDA as a liquidity measure, please revise future filings to remove the reference to EBITDA as a performance measure. Item 10(e)(i)(B) of Regulation S-K would then require that such measure be reconciled to cash flows from operations, rather than net income.

Daniel Lee, Esq.
June 14, 2006

•                  If you are able to meet the burden of demonstrating its usefulness, ensure further uses of your non-GAAP measure meet all the disclosure requirements of Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Company Response:

•                  The Company’s non-GAAP financial measures are included only in its press release, which is an exhibit to and furnished in accordance with Item 2.02 of the Form 8-K submitted on February 21, 2006. The Company’s non-GAAP financial measures, which are contained only in reports furnished to (not filed with) the SEC, are used pursuant to Regulation G as is required by Release No. 33-8176, Conditions for Use of Non-GAAP Financial Measures. As noted in the Form 8-K, the Company’s management analyzes financial results using “non-GAAP net income,” “non-GAAP adjusted EBITDA” and “non-GAAP EPS” as these non-GAAP financial measures, in the judgment of management, permit management to view the financial results and cash-generating results of its business, exclusive of certain items that are either (i) non-cash charges or (ii) not operational (from a management perspective). When management refers to certain excluded items as non-operational, it is expanding beyond GAAP terms of whether an item of revenue or expense is operational or non-operational. Rather, management is attempting to identify the financial results and cash-generating results of its business by separating the results of those activities that may be operational from a pure GAAP perspective, but are not being conducted or affected by management who drive the Company’s operational results on a current basis. For example, amortization of acquisition related expenses is an operational expense from a GAAP perspective, but by excluding that amortization charge and fluctuations in those amortization charges due to timing of acquisitions, it provides the Company with supplemental metrics to evaluate the operating performance of the business. When management and the board of directors assess the overall financial performance of the Company, they assess the GAAP financial results, but also adjust for certain items to evaluate certain “operational” (non-GAAP) results of the Company.

Management does not believe that the use of these non-GAAP measures will disappear or become immaterial within a near-term finite period, and note that the reference to these criteria within Question 8 relates to Item 10(e) of Regulation S-K. In the Company’s consideration as to the final sentence of the response to Question 8, “Similar considerations may apply under Item 12 of Form 8-K,” the Company considered that these are supplemental measures used by management to assess performance and that investors, analysts and other Company constituents have for many years used these identical or similar measures when reporting on the Company or assessing the Company’s financial performance. In light of these considerations, the Company believes disclosure of these non-GAAP financial measures, in combination with GAAP financial results, have been and will continue to be meaningful to management and investors.

•                  The evaluation of costs to acquire revenue streams are relevant to investors and, as such, this information is available in the Company’s filed financial statements. The Company believes other metrics, that do not consider those costs when evaluating the performance of its business, are also relevant, as these costs do not result in a current or future claim on the Company’s resources. For example, when management is valuing and evaluating a

Daniel Lee, Esq.
June 14, 2006

prospective business acquisition, they do not analyze that acquisition opportunity in terms of estimated value of acquisition intangibles and the related amortization of those intangibles. The allocation of purchase price to those types of assets typically occurs after the time the acquisition is completed. Similarly, once the acquisition is completed, management does not assess the success of that acquisition using amortization of acquisition intangibles or similar charges in that assessment process.

•                  As stated above, when management refers to certain excluded items as non-operational, it is expanding beyond GAAP terms of whether an item of revenue or expense is operational or non-operational. Rather, management is attempting to identify the financial results of its business by separating the results of those businesses from activities that may be operational from a pure GAAP perspective, but are not being conducted or affected by management who drive the Company’s operational results on a current basis. The Company will amend future 8-K’s and press releases to remove the reference to non-operational and non-recurring and instead use language similar to the following:

8-K

Management of EPIQ Systems believes that certain non-GAAP financial measures provide additional insight for investors into the financial results and business trends of the Company. The Company uses these non-GAAP financial measures (i) in its strategic planning for the Company and (ii) in evaluating the results of operations of the Company. Consistent with prior periods, in this period the Company has provided investors with non-GAAP net income, calculated as net income plus amortization of acquisition-related intangibles, share based compensation, acquisition-related expenses, amortization of capitalized loan fees and embedded option market-to-market expense/convertible debt accretion, all net of tax, as well as non-GAAP net income per share. Reconciliations of non-GAAP net income and earnings per share to GAAP net income and earnings per share are included in schedules to the press release filed with this Current Report on Form 8-K. Consistent with prior periods, in this period the Company has provided investors with non-GAAP adjusted EBITDA, calculated as net income plus the provision for income taxes, net interest expense, depreciation, amortization, other non-cash expenses, share based compensation, and acquisition related expenses. As management views non-GAAP adjusted EBITDA as a performance measure, a reconciliation of non-GAAP EBITDA to GAAP net income is included in a schedule to the press release filed with this Current Report on Form 8-K.

Press Release (as paragraph after net income and prior to non-GAAP net income)

Management evaluates the following key metrics:  (i) Non-GAAP net income (net income before amortization of acquisition related intangibles, share based compensation, acquisition-related expenses, capitalized loan fee amortization and extinguishment, and embedded option mark-to-market expense/convertible debt accretion, all net after tax), (ii) Non-GAAP adjusted EBITDA (earnings before interest/ financing and debt extinguishment, taxes, depreciation, amortization, share based compensation, and acquisition related expenses) and (iii) net cash provided by operating activities. Reconciliation statements for non-GAAP net income and non-GAAP adjusted EBITDA are attached.

Daniel Lee, Esq.
June 14, 2006

•               As noted in both the 8-K (“These adjustments are consistent with how management evaluates results of operations”) and the press release (“EPIQ System’s management primarily analyzes financial results adjusted for certain items”), management uses the adjusted EBITDA measure primarily as a performance measure. Regulation G requires reconciliation to “the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.”  The Company, viewing EBITDA primarily as a performance measure, has reconciled EBITDA to net income as the most directly comparable GAAP performance measure.

•               The Company believes its use of non-GAAP financial measures has complied with the requirements set forth in Release No. 33-8176, Conditions for Use of Non-GAAP Financial Measures, Section II.A., and the applicable interpretive guidance contained in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. The Company will ensure that its future uses of non-GAAP financial measures, as generally discussed above, will continue to comply with the requirements set forth in Release No. 33-8176, Conditions for Use of Non-GAAP Financial Measures, Section II.A., and the applicable interpretive guidance contained in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The Company is aware that if the Company requests acceleration of the effective date of the pending Registration Statement, it will be required to make certain acknowledgements to the SEC. The Company is prepared to, and will, make those representations at the time it files its request for acceleration of the Registration Statement.

EPIQ Systems desires to have the Registration Statement declared effective as soon as practicable. Accordingly, we would like to discuss with you by telephone any questions or concerns you may have before a second comment letter, if any, is generated. We are available at any time to discuss these responses from EPIQ Systems. Please contact me (816-218-7548) to arrange a time at which we might discuss these matters as well as any other questions or comments you may have after reviewing this letter and the enclosed information.

Very truly yours,

/s/ Richard M. Wright, Jr.

RMW:lcr

Enclosures

cc:           Mr. Chris White